Exhibit 99.1

Aurora Completes Whistler Medical Acquisition

Adding Iconic Organic Certified Premium Cannabis Brand

TSX: ACB | NYSE: ACB

EDMONTON, March 4, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has completed the acquisition of all the issued and outstanding shares of privately held Whistler Medical Marijuana Corporation ("Whistler"), in an all-share transaction (the "Transaction"), pursuant to the terms of an amalgamation agreement dated January 31, 2019 among Whistler, Aurora, and a wholly owned subsidiary of Aurora (the "Agreement").

Located in Whistler, British Columbia, Whistler has developed one of Canada's most iconic cannabis brands, built on quality, award-winning, organic certified BC bud. The Transaction provides Aurora with a premium and differentiated organic certified product suite, expanding both its medical and consumer offerings, and reinforcing Aurora's presence in the well-established west coast cannabis market.

Strategic Rationale

Whistler has developed a strong reputation with patients and consumers alike for providing premium quality cannabis products. Founded in 2013, Whistler is one of Canada's original ten licensed producers, and was the first licensed producer to obtain organic certification and sell a full suite of organic certified cannabis products.

Whistler operates two indoor licensed production facilities, the first located in Whistler, British Columbia, and the second, a recently licensed, purpose-built facility located a 20-minute drive from the Whistler facility in Pemberton, British Columbia. Once the Pemberton facility reaches full capacity (anticipated for Summer 2019), the facilities are anticipated to have a combined production capacity of over 5,000 kg per year, expandable to well over 15,000 kg through future expansion at the Pemberton site.

Aurora intends to leverage its expertise in completing EU GMP compliant facilities to accelerate certification of the new Pemberton facility, ensuring the Company can leverage the Whistler brand on a global scale. Through integration with certain of Aurora's organic compliant grow technologies, the Company anticipates increasing productivity at both of the Whistler facilities and increase product offerings for both domestic and global markets. Whistler currently sells medical cannabis derivatives internationally to both Australia and the Cayman Islands.

Additional transaction highlights:

  History of profitability driven by industry-leading pricing: Whistler has achieved positive cash flow since 2015, with EBITDA margins in excess of 30%. By ensuring consistency, quality, and maintaining its organic commitment, Whistler has achieved average selling prices exceeding 50% more than the average Canadian medical market, and maintains a similar premium to provinces for consumer use.
  Organic Certified EU GMP compliant production: Whistler is certified by the Fraser Valley Organic Producers Association ("FVOPA") and conforms to International Organic Growing Standards. Whistler's second facility is constructed to be in compliance with EU GMP standards which, upon certification, will enable the Company to supply organic certified cannabis products to the European market through our existing distribution channels.
  Iconic Whistler brand: Through the premium quality of its products, as well as the location association with Whistler, British Columbia, which receives over 2.7 million visitors annually and consistently ranks as one of the top global travel destinations, Whistler has established an iconic brand that resonates strongly across Canada and international markets.
  Broad product portfolio: Whistler has commercialized more than 30 flower varieties and strain-specific oil products, from an extensive genetics bank of over 150 strains.
  Further strengthens presence in Western Canada: Already one of the strongest performing companies in the Western Canadian consumer markets alongside Aurora, AltaVie and San Rafael '71 brands, Whistler will further add a premium organic certified brand with exceptional traction and visibility in British Columbia, Canada's third most populous province.
  Whistler's growing domestic footprint: In addition to its existing supply arrangements in Ontario, British Columbia, Saskatchewan and the Yukon, Whistler has received product requests from Alberta and Manitoba.
  Organic certified large-scale extraction: Whistler has differentiated large-scale cold-water extraction technology and processes, creating a full suite of organic certified oil products (including THCA, CBG, and high CBD oils).

Management Commentary

"Now that this transaction is complete, we intend to accelerate development of Whistler and leverage its iconic brand globally," said Terry Booth, CEO of Aurora. "Applying certain of our best practices to the Whistler cultivation protocols, we anticipate an increase in capacity of the Pemberton facility beyond the stated 5,000 kg annual production target. Furthermore, in pursuing EU GMP certification, we expect, once certified, to offer Whistler's premium organic flower and derivative products in the much higher margin EU medical cannabis market, further increasing the accretive nature of this transaction. Whistler and Aurora are very much aligned with respect to cannabis culture and community. We expect a swift and successful integration with Whistler, our latest partner."

Christopher Pelz, CEO and Founder of Whistler, added, "Aurora represents an ideal partner for Whistler, enabling us to maintain our unique craft identity while leveraging the vast resources of Aurora's large international footprint to rapidly scale our growth and margin profile. We look forward to integrating with the impressive organization that Aurora has developed to continue to produce the highest quality, organic certified cannabis for our medical and consumer markets."

Transaction

In consideration of the first tranche of the Transaction, Aurora has issued 13,667,933 common shares in the capital of Aurora ("Aurora Shares") to Whistler shareholders. Two milestone payments in the amounts of $30,000,000 (the "First Milestone Payment") and $10,000,000 (the "Second Milestone Payment") are also payable by Aurora to the shareholders of Whistler, in Aurora Shares at the volume weighted average trading price of Aurora Shares in the five trading days immediately prior to the date of issuance. The First Milestone Payment will be issuable upon satisfactory licensing of Whistler's Pemberton facility. The Second Milestone Payment will be issued on the earlier of March 1, 2020 and the date on which Whistler achieves full production in accordance with the terms of the Agreement.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 16 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs and Whistler – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the completion of definitive agreements and closing of the Transaction. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 04-MAR-19